SUNSET SUITS HOLDINGS, INC.

August 14, 2009

John Reynolds
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> **Re: Sunset Suits Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 10, 2009**
> **File No. 333-152149**

Dear Mr. Reynolds:

On behalf of Sunset Suits Holdings, Inc. ("***Sunset Suits***" or the "***Company***"), we hereby submit Sunset Suits' responses to the comments of the staff (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") delivered to the Company on July 29, 2009, following the filing of the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the "***S-1/A***").

For the convenience of the Staff, a summary of the Staff's comments is included and is followed by the corresponding response of Sunset Suits. References in this letter to "we," "us" and "our" refer to Sunset Suits unless the context indicates otherwise.

General

1. We partly re-issue comment two in our letter dated June 12, 2009. Please revise throughout to provide the basis for and limitations of statements such as the following statement on page 38: "Our management believes that there is low risk of breaching these settlement agreements." As other non-exclusive examples, you refer to statistical and financial data and "internal know-how and observations of the market" on page 18 and elsewhere without clearly identifying or explaining the data or knowledge, and you do not describe the limitations and risks associated with them. Similarly, you state on page 10 that management believes the company will generate positive cash flows of approximately $3.2 million in 2009. Note that these are non-exclusive examples. Please revise throughout and identify the key factors or assumptions underlying any projections

Sunset Suits' response: We have revised the S-1/A to either provide the basis for and limitations of statements such as those included in this comment or to remove such statements in their entirety. We have also revised the S-1/A to identify the key factors or assumptions underlying any assumptions.

2. Also, with respect to prior comment three, please revise pages 18-19 to clarify the assumptions listed as the basis for the belief that you will finance 60% of your development plan's capital investment needs through operating cash flow, given your anticipated repayment of $6 million of long term notes and losses of approximately $1.3 million for the three months ended March 31, 2009. For example:

    • You state that new corporate and direct sales distribution channels will result in additional cash flow of $350,000 and $1,050,000 in 2009 and 2010, respectively. However, it is unclear what assumptions you are relying on for the expectation that the costs of the additional sales channels will not outweigh any increased revenues. The statement in the third to last bullet point on page 19 that your new distribution channels "may prove unsuccessful" does not clearly explain the basis for or limitations of your belief.

- You refer to "sales efficiency" and more profitable stores but do not explain why you believe expenses associated with the prime mall locations would not outweigh any increase in revenues. The statement in the second to last bullet point on page 19 that you may be unable to achieve hoped- for- sales efficiencies does not clearly explain the basis for or limitations of your belief.

- You refer to negotiations regarding rent agreements, salaries, raw materials suppliers, "reduction of employment," bank settlement agreements, trade creditors, etc. However, it is unclear on what basis you believe you will be successful in negotiating these items. Similarly, it is unclear what incentives the other parties have in negotiating, or whether and to what extent you will have to exchange value in order to receive the negotiated terms. If you will be required to exchange value to obtain the negotiated terms, it is unclear why you believe that would not negatively affect cash flows.

- You refer to success in renegotiation of significant amounts of tax liabilities maturing in March 2010 without disclosing the amounts – which appear to be the approximately $3 million final installment – or explaining why you believe you will be successful in renegotiating them.

- You do not explain the extent to which any of the listed assumptions are necessary for the achievement of the 60% goal, as opposed to replaceable through the achievement of other goals. And you do not quantify the approximate amount of working capital needed for the development plan or how much you anticipate cutting back on the plan in the event you fail to generate the anticipated increase in cash flows.

Sunset Suits' response: We have revised our disclosure in the S-1/A to more clearly explain our belief that we will be able to internally finance much of our expansion.

3. With respect to the renegotiation of the approximately $3 million final installment for tax liabilities, we note the reference on page eight to "the financial situation of Men's Fashion and Fashion Service as of the date of the filing application." Please revise to clarify how the assumptions regarding your financial situation for purposes of the negotiation are consistent with the assumptions identified in the first bullet point on page 19. For example, it is unclear if you believe the tax authority would be more likely to grant a waiver or deferment if your financial situation has not significantly improved, and, if that is the case, why the assumption regarding the negotiation of the final installment is consistent with the estimate that you will achieve the development plans and 60% funding from cash flow. Please revise or advise.

Sunset Suits' response: We have revised the S-1/A to clarify our disclosure regarding the financial situation of Men's Fashion and Fashion Service on page 8. Additionally, we have removed the referenced disclosure on page 19.

Summary, page 1

Conventions and Treatment of Stock Split, page 5

4. We note your response to prior comment six from our letter dated June 12, 2009. Please revise your

conversion rates of Polish Zloty to U.S. Dollar to reconcile to your disclosures within the caption entitled 'Foreign currency exposure' at page 33.

Sunset Suits' response: We have revised our conversion rates to reconcile to our disclosures within the caption 'Foreign currency exposure.'

<u>Risk Factors, page 7</u>

5.   Consider providing risk factor disclosure regarding the extent of Mr. Kranik's share ownership and ability to control the company.

Sunset Suits' response: We have provided risk factor disclosure regarding Mr. Kranik's share ownership and his ability to control the Company.

6.   We note your response to prior comments nine and 16 and the revised disclosure on page 13. Please disclose the extent to which the statement regarding the sufficiency of your cash on hand is based on any of the assumptions described on pages 18-19.

Sunset Suits' response: We have revised our disclosure in the S-1/A to more clearly explain our belief that we will be able to internally finance much of our expansion.

<u>Management's Discussion and Analysis, page 16</u>

<u>Overview, page 16</u>

7.   We note your response to comment 20 from our letter dated June 12, 2009. Your revised disclosures at page 18 describes your short-term intentions to expand your presence in shopping malls by opening new locations, as well as launching new distribution channels such as corporate sales and direct selling. Please revise this discussion on page 18 describing your short-term goals or plans to reconcile with the initial paragraph of page 20 in which you describe that management has determined that it is in your best interest to scale back plans to open as many stores as possible in 2009, and well as possibly 2010, as initially planned.

Sunset Suits' response: We have revised our disclosure in the S-1/A to reconcile our discussion on page 18 regarding our short-term goals with the initial paragraph on page 20.

<u>Liquidity and Capital Resources, page 31</u>

<u>Repayments of Debt, page 32</u>

8.   We partially re-issue comment 25 in our letter dated June 12, 2009. Please revise "Repayments of Debt" to identify the "agreed re-schedule of long term debt repayments," including the agreement containing the material terms.

Sunset Suits' response: We have revised our disclosure in the S-1/A to include a table which outlines our current schedule of long term debt repayments.

<u>Foreign Currency Exposure, page 33</u>

9. Your disclosures at page 34 appear to present exchange rates of PLN to U.S. Dollars at June 30, 2009. Please revise the paragraph immediately preceding these rates that indicates 'the change of the foreign currency rate of USD to PLN as of May 28,2009…' to match the period presented in the accompanying table (e.g. currently June 30, 2009).

Sunset Suits' response: We have revised our disclosure to correct the error indicated in this Comment 9.

Loan Facilities, page 35

10. We note from your response to comment 31 of our letter dated June 12, 2009 and the disclosure on page 37 that each account must comply with the requirements of satisfactory cash flows. Please describe the meaning of "cash flows on the Company's account" and the requirements to maintain "satisfactory cash flows."

Sunset Suits' response: With respect to the requirement set forth in credit agreements to maintain cash flows on the accounts in respective banks that granted loan facilities, the credit agreements provide as follows:

The credit agreement with ING Bank Śląski S.A. states that the debtor is obliged to effectuate turnovers on the account in this bank in proportion to the participation of the bank in the financing of a debtor.

Under the Assumption Agreement concluded on May 15, 2007 with Bank Gospodarki Żywnościowej S.A., the debtor undertook to effectuate turnovers with the intermediation of this bank on a level not lower than the participation of the bank in the financing of the debtor.

Pursuant to the credit agreement with Bank Współpracy Gospodarczej S.A., the debtor is obliged to effectuate turnovers on the account in this bank of a value of at least 15% of an up-to-date income of the debtor.

The wording of provisions of credit agreements and agreements on accession to debt concluded by Sunset Suits and/or Fashion Service regarding the level of cash flows to be maintained on accounts in the respective banks is vague and ambiguous. Despite this, none of the above mentioned banks has ever raised against the Company the issue of the level of the Company's cash flows or turnovers on such accounts.

Tax and Social Security Payment Obligations, page 38

11. We note from the second risk factor on page 8 that Fashion Service assumed a portion of delinquent tax and social security obligations of Men's Fashion, and the details of your June 10, 2009 agreement with the social security authority. Please revise your disclosures to clearly state, if true, that the amounts negotiated under the deferment agreement described at pages 38-39 are classified as liabilities in the financial statements of Sunset Suits Holdings, Inc. regardless of the predecessor entity that incurred such obligations.

Sunset Suits' response: We have revised our disclosure in the S-1/A to state that the amounts negotiated under the deferments agreement are classified as liabilities in our financial statements.

12. We note your response to comment 44 in our letter dated June 12, 2009. Please revise and expand your disclosure to address that comment. Also, we note your response to comment 32 in our letter dated August 1,2008. We note, however, the related party transactions identified on page F-23. Please advise or revise.

Sunset Suits' response: We have revised our disclosure in the S-1/A to disclose the related party transaction as identified in the footnotes to our financial statements.

Consolidated Financial Statements for the Three Months Ended March 31, 2009 and 2008, page F-1

Note 22. Subsequent Events, page F-26

13. Please tell us why you do not disclose the June 10, 2009 deferment agreement with the social security authority and the impact it had on the amount and timing of payments of delinquent social security obligations as a subsequent event.

Sunset Suits' response: Due to the fact that we have included financial statements for the six months ended June 30, 2009, in the current S-1/A, the deferment agreement should not, at this point, be classified as a subsequent event.

Consolidated Financial Statements for the Years Ended December 31, 2008 and 2007, page F-27

14. We note your response to comment 51 from our letter dated June 12, 2009. We acknowledge your intention to file separate audited combined financial statements of the four local companies that operate your 19 foreign stores and to present pro forma financial statements for each fiscal year and interim period for which you provide historical financial statements. Please include such statements in your upcoming amendment to Form S-1.

Sunset Suits' response: We have included pro forma financial statements for each fiscal year and interim period for which we provide historical financial statements. Please note that the pro forma financial information for the six months ended June 30, 2009 and 2008, is included as Note 4 to our interim financial statements for the same period.

Consolidated Balance Sheets, page F-29

15. Please revise the presentation of your balance sheet to remove the column titled 'Restated', which is currently empty, and label your December 31, 2007 totals 'Restated', as you have described in Note 4.

Sunset Suits' response: We have corrected this formatting error accordingly.

Notes to Consolidated Financials, page F-33

16. In Notes 5, 7, 11, 19, 20 and 22 please remove the column titled 'Restated' and revise your column header titled December 31, 2007 to indicate the column is restated.

Sunset Suits' response: We have corrected this formatting error accordingly.

Note 4, Restatement of Financial Statements, page F-39

17. We note your response to prior comment 54 from our letter dated June 12, 2009. Please provide us a rollforward of the liabilities related to the social security payable from January 1, 2007, to December 31, 2008, to March 31, 2009. The rollforward should be presented in U.S., dollars. We expect that the rollforward would present, at a minimum: payments, assessments, reclassifications between liability accounts, extinguishments as a result of decisions with the social security authority, and the impact of foreign currency translations.

Sunset Suits' response: The following table provides a rollforward of our liabilities related to our social security payables:

A roll forward of Social Security tax payables	December 31, 2007 as originally filed	December 31, 2007 as amended	December 31, 2008	March 31, 2009	June 30, 2009
	(all amounts in thousands of US dollars)				
Balance as shown as of the prior period	13,716.48	13,716.48	9,967.00	5,507.00	4,443.26
Reclassifications between liability accounts (presented as liability to Mirosław Kranik)	0.00	(3,749.48)	0.00	0.00	0.00
Payments between balance shown as of prior period and the current period	0.00	0.00	(3,879.20)	0.00	(20.67)
Increase of payable between balance shown as of prior period and the current period	0.00	0.00	0.00	0.00	0.00
Foreign exchange translation	0.00	0.00	(580.80)	(1,063.74)	515.69
Closing balance as shown as of the current period	13,716.48	9,967.00	5,507.00	4,443.26	4,938.28

Note 17. Operating Risk, page F-54

Foreign Currency Risk, page F-55

18. We note your supplemental response to comment 68 from our letter dated June 12, 2009 indicating your belief that your disclosures are adequate with regard to foreign exchange risk, including your reference to MD&A at page 34. We also note your acknowledgement that the word 'bare' has been changed in both places in which it occurs. Your disclosures at Note 17 are identical to the disclosures included in Amendment 1. These disclosures, including 'The Group financial results are bare to foreign currency exposure risk' and that 'The Group operating results are considerably bare to foreign currency exposure risks' appear contradictory to your disclosures at page 34 within the caption 'Foreign currency exposure'. Please revise your footnote disclosures to address the risks posed by

   your significant US dollar denominated debt and substantial minimum operating lease payments denominated in US dollars or Euros.

Sunset Suits' response: We have revised our footnote disclosure to address the risks posed by our significant US dollar denominated debt..

Part II

Item 16. Exhibits and Financial Statement Schedules

19. We note that the opinion of counsel filed pursuant to Item 601(b)(5) of Regulation S-K is unsigned. Please file a copy of the signed opinion.

Sunset Suits' response: We have provided a signed copy of the opinion of counsel.

*****

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8158.

Sincerely,

Sunset Suits Holdings, Inc.

By: /s/ Mirosław Kranik

Mirosław Kranik
Chief Executive Officer